August 10, 2011
VIA EDGAR CORRESPONDENCE
Mr. Bric Barrientos
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549
Re:	Munder Series Trust (“Registrant”) CIK 0001144204 (File Nos. 333-102943 and 811-21294)
Dear Mr. Barrientos:
The Registrant’s filing agent submitted via EDGAR Post-Effective Amendment No. 38 to the Registrant’s Registration Statement on Form N-1A for the Munder Integrity Small/Mid-Cap Value Fund and Munder Integrity Mid-Cap Value Fund to the Securities and Exchange Commission (the “SEC”) under the submission form type 485BPOS on June 29, 2011 at 4:38 p.m. Eastern Standard Time. The Accession Number for the 485BPOS filing is 0001144204-11-038223.
The Registrant’s filing agent submitted the 485BPOS under the correct 1940 Act File No. 811-21294. However, the Registrant’s filing agent submitted the 485BPOS under the incorrect 1933 Act File No. 333-175063. The Registrant’s filing agent should have used the Registrant’s 1933 Act File No. 333-102943.
The Registrant is requesting that the SEC change the 1933 Act File No. for the 485BPOS to reflect the correct File No. 333-102943 for the Registrant.
In addition, the Registrant’s filing agent submitted via EDGAR the definitive Prospectuses and Statement of Additional Information for the Munder Integrity Small/Mid-Cap Value Fund and Munder Integrity Mid-Cap Value Fund under the submission form type 497 on June 30, 2011 at 2:27 p.m. Eastern Standard Time. The Accession Number for the 497 filing is 0001144204-11-038434.
The Registrant’s filing agent submitted the 497 under the incorrect 1933 Act File No. 333-175063. The Registrant’s filing agent should have used the Registrant’s 1933 Act File No. 333-102943.
The Registrant is also requesting that the SEC change the 1933 Act File No. for the 497 to reflect the correct File No. 333-102943 for the Registrant.
If you have any further comments or questions, please contact me at (617) 662-3969.
Sincerely,
/s/ Francine S. Hayes
Francine S. Hayes
Assistant Secretary of Munder Series Trust
cc:	A. Eisenbeis